Exhibit (a)(5)A)

Exela Technologies Announces Share Buyback of up to 100 Million Shares of Common Stock at $1.25 per Share Through Exchange Offer for New Class of Preferred Stock

●	Shareholders can exchange blocks of 20 shares of common stock into a $25 liquidation preference, 6% cumulative dividend, voting, convertible preferred stock

●	$25 liquidation preference represents a 257% premium to the closing share price of $0.35 on April 15, 2022 on a per share of common stock equivalent basis

●	Shares tendered will be retired, reducing share count by approximately 20.6%

●	Holders of Series B Preferred Stock will also be entitled to exchange their shares for an equivalent number of shares of the new class of preferred stock plus a cash payment equal to accrued but unpaid dividends

●	For record holders of stock the expiration time of the offer is 11:59 p.m. on May 16, 2022.
●	Shareholders who hold their stock through a broker or other nominee will likely have an earlier deadline by which they must instruct their broker or nominee to tender. Each broker and nominee is different and shareholders must follow the applicable requirements and deadlines of their broker or nominee.

IRVING, Texas, April 18, 2022 (GLOBE NEWSWIRE) -- Exela Technologies, Inc. (“Exela” or the “Company”) (NASDAQ: XELA), announced today that it has commenced an offer (the “Offer”) to holders of Exela’s outstanding shares of common stock (the “Common Stock”), to exchange up to 100,000,000 shares of Common Stock for up to $125,000,000 aggregate liquidation preference of its 6.00% Series B1 Cumulative Convertible Perpetual Preferred Stock (“Series B1 Preferred Stock”), with each 20 shares of Common Stock being exchangeable in the Offer for one share of Series B1 Preferred Stock having a liquidation preference of $25.00 per share of Series B1 Preferred Stock (an effective price of $1.25 per share of Common Stock). Exela is also offering to exchange all of the outstanding 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”) for Series B1 Preferred Stock, with each share of Series B Preferred Stock being exchangeable in the Offer for one share of Series B1 Preferred Stock and an amount in cash equal to the accrued but unpaid dividends on the Series B Preferred Stock through the date of issue of the Series B1 Preferred Stock.

If Common Stock or Series B Preferred Stock tendered is freely tradable, the Series B1 Preferred Stock received in the exchange will be freely tradable. If the Common Stock or Series B Preferred Stock tendered in the exchange is restricted, the Series B1 Preferred Stock will be restricted to the same degree. The Offer is being made pursuant to the terms and subject to the conditions set forth in the Offer to Exchange dated April 18, 2022, as may be amended or supplemented in accordance with the terms thereof.

Holders of Common Stock who validly tender on or prior to 11:59 p.m., New York City time, on May 16, 2022 (unless extended, the “Expiration Date”), will receive for each 20 shares of Common Stock tendered, one share of Series B1 Preferred Stock with a liquidation preference of $25.00. The maximum number of shares of Common Stock that may be exchanged into Series B1 Preferred Stock in the Common Stock Offer is 100,000,000. If the number of shares of Common Stock designated by all tendering holders of shares of Common Stock making valid tender exceeds 100,000,000, then all tenders will be accepted on a pro rata basis such that the aggregate liquidation preference of Series B1 Preferred Stock issued in exchange for Common Stock does not exceed $125,000,000. Holders of Common Stock who validly tender on or prior to the Expiration Date (unless extended), will receive for each share of Series B Preferred Stock tendered, one share of Series B1 Preferred Stock, plus a cash payment equal to accrued but unpaid dividends on the Series B Preferred Stock through the date of issue of the Series B1 Preferred Stock. There is no maximum size of the Preferred Stock Offer and Exela will accept all shares of Series B Preferred Stock validly tendered for exchange pursuant to the Preferred Stock Offer.

Shareholders who hold their shares through a brokerage firm (e.g., Schwab, TD Ameritrade, Fidelity, Robinhood, etc.), should contact their brokerage firm and follow the brokerage firm’s procedures for instructing the broker to tender shares of Common Stock. Because it may take some time for the broker to process instructions, shareholders should contact their broker far enough in advance of the Expiration Date to enable the broker to timely follow the tender instructions and ensure they meet any earlier deadlines set by their broker.

Consummation of the Offer is subject to the satisfaction or waiver of certain conditions; however, there is no minimum number of shares of Common Stock that must be tendered in the Offer. Exela reserves the right, in its sole discretion, to waive or modify any one or more of the conditions to the Offer.

The terms of the Series B1 Preferred Stock will be substantially the same as the terms of the Series B Preferred Stock, except that on all matters submitted to a vote of the stockholders of the Company, the holders of Series B1 Preferred Stock will vote with the Common Stock as a single class, the Company will have the option to pay dividends on the Series B1 Preferred Stock by issuing shares of Common Stock valued at the Five-Day VWAP as of the second business day prior to the applicable dividend payment date, and the Series B1 Preferred Stock will rank senior to the Series B Preferred Stock upon liquidation and in the right to receive dividends. Each share of Series B1 Preferred Stock will have a number of votes equal to the whole number of shares into which such Series B1 Preferred Stock is then convertible.

Exela intends to apply to list the Series B1 Preferred Stock on the Nasdaq Capital Market. If this application is approved, trading in the Series B1 Preferred Stock is expected to commence within a 30-day period after the approval of listing. If the application is not approved, we intend to file an application to admit the Series B1 Preferred Stock for trading on the OTC.

Holders of shares the Series B1 Preferred Stock will be entitled to receive, when, as and if authorized by the Board of Directors and declared by the Company out of funds legally available for the payment of dividends, cumulative dividends at the rate of 6.00% per annum of the $25.00 liquidation preference per share of the Series B1 Preferred Stock, and will participate in any dividend or distribution of cash or other property paid in respect of the Common Stock pro rata with the holders of the Common Stock, in each case subject to the preferential rights of the holders of any class or series of the Company's capital stock ranking senior to the Series B1 Preferred Stock (including the currently outstanding Series A Preferred Stock) with respect to dividend rights. Dividends may be paid in the form of cash or in shares of Common Stock valued at the Five-Day VWAP as of the second business day prior to the applicable dividend payment date.

Documents relating to the Offer may be downloaded at: https://investors.exelatech.com/financial-information/sec-filings, and will be distributed to holders of shares of Common Stock and Series B Preferred Stock who request them from D.F. King & Co., Inc., the information agent for the Offer Banks and Brokers, Call Collect: (212) 269-5550; all others, call toll-free: (888) 644-6071 or visit https://to.exelatech.com/ for this purpose.

This press release is for informational purposes only and shall not constitute an offer to sell or exchange nor the solicitation of an offer to buy the Series B1 Preferred Stock or any other securities. The Offer is not being made to any person in any jurisdiction in which the offer, solicitation or sale is unlawful. Any offers of the Series B1 Preferred Stock will be made only by means of the Offer to Exchange.

The complete terms and conditions of the Offer are set forth in the Offer to Exchange and related letter of transmittal that is being furnished to holders of Common Stock and Series B Preferred Stock and also filed with the Securities and Exchange Commission on Schedule TO. Stockholders of Exela are strongly encouraged to read the Schedule TO and related exhibits because they contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all shareholders of Exela.

About Exela Technologies

Exela Technologies is a business process automation (BPA) leader, leveraging a global footprint and proprietary technology to provide digital transformation solutions enhancing quality, productivity, and end-user experience. With decades of experience operating mission-critical processes, Exela serves a growing roster of more than 4,000 customers throughout 50 countries, including over 60% of the Fortune® 100. Utilizing foundational technologies spanning information management, workflow automation, and integrated communications, Exela’s software and services include multi-industry, departmental solution suites addressing finance and accounting, human capital management, and legal management, as well as industry-specific solutions for banking, healthcare, insurance, and the public sector. Through cloud-enabled platforms, built on a configurable stack of automation modules, and over 17,000 employees operating in 23 countries, Exela rapidly deploys integrated technology and operations as an end-to-end digital journey partner.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "may", "should", "would", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "seem", "seek", "continue", "future", "will", "expect", "outlook" or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, estimated or anticipated future results and benefits, future opportunities for Exela, and other statements that are not historical facts. These statements are based on the current expectations of Exela management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties, including without limitation those discussed under the heading "Risk Factors" in the Offer to Exchange and Exela's Annual Report and other securities filings. In addition, forward-looking statements provide Exela's expectations, plans or forecasts of future events and views as of the date of this communication. Exela anticipates that subsequent events and developments will cause Exela's assessments to change. These forward-looking statements should not be relied upon as representing Exela's assessments as of any date subsequent to the date of this press release.

Investor and/or Media Contacts:

Vincent Kondaveeti

E: vincent.kondaveeti@exelatech.com

Mary Beth Benjamin

E: IR@exelatech.com